FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 21, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS AT THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON JUNE 20, 2007

FIRST. Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2006, as well as of the corporate management during said fiscal year.

 “To approve the annual accounts (balance sheet, income statement and annual report) of the Company and its consolidated group for the fiscal year ending December 31, 2006, as well as the corporate management for the said fiscal year.”

SECOND. Application of fiscal year earnings and dividend distribution.

“To approve the application of the fiscal year earnings and dividend distribution proposed by the Board of Directors, in such a manner that the profit for fiscal year 2006, amounting to 1,804,770,201.61 euros, together with the retained earnings from fiscal year 2005, amounting to 648,793,745.87 euros, and which add up to a total of 2,453,563,947.48 euros, is distributed as follows:

Euros
To dividend (Maximum amount to be distributed pertaining to 1.64 euros/share for all 1,058,752,117 shares)	1,736,353,471.88
To retained earnings	717,210,475.60
TOTAL	2,453,563,947.48

It is expressly resolved to pay the shares entitled to dividends, the gross sum of 1.64 euros per share.  The dividend payment shall be made as from July 2, 2007, through the banks and financial institutions to be announced at the appropriate time, deducting from the amount thereof the gross sum of 0.50 euros per share, paid as an interim dividend on January 2, 2007 by virtue of a resolution of the Board of Directors dated October 24, 2006.”

THIRD. Appointment of Auditors for the Company and its Consolidated Group.

“To appoint as auditors for fiscal year 2007 the present external auditor Deloitte S.L., for both ENDESA, S.A. as well as for its Consolidated Group.

To contract with the said company the external audit of the accounts of ENDESA, S.A. and of its Consolidated Group, for fiscal year 2007, delegating to the Board of Directors, in the broadest terms, the determination of the further conditions of this contracting.”

FOURTH. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law (“Ley de Sociedades Anónimas”).

I.	To revoke and make void, as to the unused portion, the authorization for the derivative acquisition of treasury stock, granted by the Annual General Shareholders’ Meeting held on February 25, 2006.

II.
To once again authorize the derivative acquisition of treasury stock, as well as the pre-emptive rights of first refusal in respect thereto, in accordance with article 75 of the Spanish Corporations Law (“Ley de Sociedades Anónimas”), under the following conditions:

a)  Acquisitions may be made through any means legally accepted, either directly by ENDESA, S.A. itself, by the Companies of its group, or by an intermediary person, up to the maximum figure permitted by Law.

b) Acquisitions shall be made at a minimum price per share of the par value and a maximum equal to their trading value plus an additional 5%.

c) The duration of this authorization shall be 18 months.

III.
The acquisitions may only be made as from the publication of the result of the Tender Offer lodged by ACCIONA and ENEL on shares of ENDESA, S.A. or, as the case may be, as from such time as the Tender Offer becomes void for any cause (or any other competing Tender Offer which may be lodged), in accordance with applicable securities market regulations.

FIFTH.  To set at ten (10) the number of members of the Board of Directors, in accordance with the provisions of article 37 of the Corporate Bylaws.

“To set at ten (10) the number of members to form the Company’s Board of Directors, within the minimum and maximum numbers provided by the Corporate Bylaws.”

SIXTH.  Appointment of a Company Director.

“Appointment of Mr. Fernando d’Ornellas Silva to the Board of Directors as established on article 38 of the company by-laws for a period of four years.  The status of said member will be set at level b as established on article 37 of the company’s by-laws.”

SEVENTH.  Appointment of a Company Director.

“Appointment of Mr. Borja Prado Eulate to the Board of Directors as established on article 38 of company by-laws for a period of four years.  The status of said member will be set at level b as established on article 37 of the company’s by-laws.”

EIGHTH.  Authorization to the Board of Directors for the execution and implementation of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for registration and processing of the said resolutions as a public instrument and for correction thereof, as appropriate.

"1.
To delegate to the Company’s Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

(i)
clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

(ii)
execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

(iii)	delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2.
To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

(i)
carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

(ii)
appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.

Fernando d’Ornellas Silva

October 29, 1957 (Madrid)

Education: Licentiate ICADE E-3; Masters in Business Administration from Instituto de Empresa; Masters in Business Administration from IESE Barcelona (International Section)

Experience: Deputy CFO of Johnson & Johnson (1983-1985); CFO of Toyota Spain (1985-1992); CEO of Chrysler Spain and Chairman of Chrysler Portugal (1992-2004)

Present Occupation: CEO of Bergé Automoción (Since 2004)

Boards of Directors: CEO of Grupo Bergé; Vice Chairman of SKBergé Latin America; Chairman of Lexus Spain; Chairman of Hyundai Spain.

Other Activities: Vice Chairman of Asociación Nacional de Importadores de Automóviles (ANIACAM) (National Automobile Importer Association)

………………………………

Borja Prado Eulate

May 11, 1956 (Madrid)

Education: Attorney-at-Law

Professional Activity:

At present Mr. Prado is a member of the Board of Directors of the following companies:

Chairman and shareholder of Almagro Asesoramiento e Inversiones, S.A.

Member of the Board of Directors of Telecinco, a private television state that trades on the securities market, majority-owned by Mediaset

Member of the Board of Directors of Willis (Insurance Brokerage)